September 11, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kari Jin Kathleen Collins

Re:	Document Security Systems, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filing”), which were included in the Staff’s letter dated August 13, 2008 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our,” “Company” or “us” mean Document Security Systems, Inc.

1.
We note your response to prior comment 2 where you indicate that the decision to capitalize the Company’s patent defense costs was based on the assumption that the patent infringement lawsuit against the ECB will ultimately be successful. Please explain further the following regarding your assessment of success:

•	Describe, in detail, specific compelling evidence you relied on at the outset of your infringement case to support your assertion that it is probable the Company will prevail in the case.

Response:

The evidence that supports our case is extensive, with many of the documents being very technical and/or subject to attorney-client privilege or only understandable to those knowledgeable in the art of printing. As a summary, the Company’s confidence in the ultimate success of our case is based on two basic facts.

First, the Company’s case is based on a relationship of the inventor of the Company’s patent, and the inventor’s predecessors, with various representatives of European currency printers, consultants, and other participants during the late 1990’s in regard to the industry’s attempts to defeat new advanced levels of copier and scanning technologies that were then emerging in the marketplace. The inventor of the DSS’s patent had a proven history of success in anti-counterfeiting technology, and was seen as a source for these industry participants to help solve these challenges. The Company believes that it can establish a direct link between these communications and the unauthorized use of the technology by these industry participants in the design and production of the Euro, which was designed in the late 1990’s and was initially released for circulation in 2002.

Prior to filing the case, we completed transactions with several persons and entities who had owned various degrees of economic rights associated with any proceeds from a successful litigation action associated with the infringement of several patents, including the patent at issue in our case against the European Central Bank (“ECB”). We entered into these transactions with the specific purpose of pursuing litigation against infringers of these patents, based on our analysis of the potential infringement situations, and our understanding of the historical relationship between the inventors and the potentially infringing parties.

In addition, prior to filing the ECB litigation, the Company consulted extensively with legal counsel and experts and performed extensive due diligence with our legal counsel and experts for approximately one year to analyze the merits of our patent infringement case, and only after these efforts did we take our legal counsel’s and experts’ recommendation to proceed with the ECB Litigation. The costs of this work was expensed as incurred. During this time, the Company, its legal counsel, and various industry experts concluded that the Company’s patented solutions for creating a moire effect in copied documents are evident in very specific areas of the artwork on the various Euro banknotes. These areas of artwork contain printed lines in the exact frequencies and configurations that our inventor discovered and patented as the method to create distractions in a copied version of the note. Furthermore, these lines have no artistic or other value, other than as an anti-counterfeiting measure, as they do not adhere to the depth and the dimensions of the art. (i.e.- the design of a bridge which does not adhere to dimensional rules for the specific purpose of containing lines in the banknote that are at the same frequencies and configurations of the Company’s patent).

This was part of the evidence that led the Company’s legal counsel, McDermott, Will & Emery LLP (“MWE”), to express confidence in the Company’s infringement case. While much of the communications between the Company and MWE are subject to attorney-client privilege, the following quote was provided by MWE for inclusion in a press release issued by the Company on March 30, 2006, which was filed with the Securities and Exchange Commission on Form 8-K on March 30, 2006, and therefore is not subject to attorney-client privilege:

Larry Cohen of the law firm McDermott Will & Emery UK LLP, representing DSSI in the lawsuit, said "We have reviewed the ECB’s prior art and other submissions and we are confident that we can prevail. The ECB will have to persuade the various European Courts to overturn the Technical Board of Appeal of the European Patent Office’s previous ruling as well as explain how a 1979 Swiss bank note was designed with a device to show up digitally scanned material using color copiers and digital scanners when we understand there were none in existence at that time. We welcome their filing since now we know what they will be throwing at us and we believe we can deal with it.”

This quote of Larry Cohen is consistent with advice provided by MWE prior to and after the filing of the lawsuit by the Company. The Company views the willingness of a firm such as MWE to publicly state its confidence in the case as out of the ordinary and an indicia of the strength of the case. MWE’s confidence in the case was a factor in the Company determining that it would likely be successful in the litigation.

Taking into account the above-referenced information and upon advise of legal counsel and experts in the field prior to the filing of the lawsuit, the Company determined that it had a valid patent and that the defendant’s products contained the technology on an unauthorized basis in an infringing manner. Accordingly, the Company was confident at the outset of its case that it would prevail.

•
Tell us how you applied this evidence when you -initially began deferring the patent defense costs and how you concluded on a continuing basis that success of the infringement case was probable. Describe any material changes in circumstances, assumptions, or factors considered throughout the process and their impact on your probability assessment.

Response:

We based our decision to defer the costs associated with this case on the principal that successful patent defense costs are capitalizable. Based on the evidence described above, and the advice of our counsel and experts, we have believed from the outset of this case that we will be able to prove in court that the ECB infringed our patent on its Euro notes by using our technology in the design of the notes for the specific purpose of making the notes difficult to copy, and therefore our infringement case would be successful.

Since the case was filed, the Company has not seen any evidence from the ECB that specifically addresses the Company’s infringement assertions. Thus far in the case, the ECB’s efforts in response to the suit has been a) challenge the patent’s validity, and b) challenge the jurisdiction of the infringement suit. These tactics have made the case more expensive and time consuming than originally forecasted by the Company.

The most significant events in the case since it was filed have been the challenges of patent validity by the ECB. The Company believes that the ECB’s challenge of patent validity represents the biggest hurdle to a successful outcome. To date, there have been two adverse rulings and two positive rulings in regard to the patent’s validity. As described below and in our previous response to the Staff, the European court system for patent disputes is unique as it separates jurisdiction to its member states despite a having unified patent application and approval system. As a case in point, on March 26, 2007, the Company’s patent was deemed invalid in the United Kingdom and then on the immediately following day, on March 27, 2007, the Company’s patent was ruled as valid in Germany. In addition, on January 9, 2008 the French Court held that the patent was invalid in France for the same reasons given by the English Court. On March 12, 2008 the Dutch Court, having considered the English, German and French decisions, ruled that the Patent is valid in the Netherlands.

In addition, all of the technical aspects of the patent were deemed valid by every European court that has ruled on the validity of the patent, including the Franch and UK courts. The only validity issue of the patent that the French and UK courts ruled against us was a patent procedural process called “added matter”, which is subjective in nature. Therefore, the Company was successful in all courts on the technical merits of the patent (obviousness, prior art, etc.) The courts in Germany and the Netherlands held that the “added matter” was procedurally proper, as well as approving all technical aspects of the patent. The importance of the technical aspects of the patent will weigh more in the forthcoming infringement trials as our experts and the courts have all agreed that the patent meets all technical requirements.

When we assess the impact of these decisions, the Company understands that the adverse rulings on validity mean that the Company will not be able to file infringement lawsuits in those jurisdictions, and assessed these material changes in its analysis of the potential proceeds of its case. Had the Company experienced its loss in the United Kingdom in a reporting period prior to its win in Germany, then the Company would have considered the need to record an impairment on its asset. However, the win in Germany, which has the largest volume of circulation of the European banknotes, had a significant positive impact on the Company’s analysis of cash flows associated with the case. Furthermore, the Company understands that a successful infringement ruling in any one of the jurisdictions of the European Union will have a similar impact as if the Company was successful in all of the jurisdictions of the case, since the ECB would have to either remove the technology from its banknotes, produce different banknotes depending on the jurisdiction in which the banknote is circulated or pay a licensing fee to continue to use the Company’s patented technology. The Company believes that if it is successful in its litigation against the ECB, the ECB would address the going-forward use of the Company’s technology in its banknotes, either through a license or settlement, regardless if the Company wins in one jurisdiction or all nine. Regardless of the ECB’s decision on how to address a going-forward usage of the Company’s technology, if the Company is successful in its litigation against the ECB, a court would impose damages on the ECB for prior, unauthorized usage of the Company’s patent.

Furthermore, as the case has progressed, the Company has recently received an opinion by another expert - this expert based in Germany, where the patent has been held valid, and applying German law - that supports its infringement claims. In addition, the Company has recently entered into an agreement with a third party investor which will provide significant funds towards the pursuit of the Company’s current and future validity and infringement claims in exchange for 50% of the gross proceeds. The Company filed a Form 8-K with the Securities and Exchange Commission on August 20, 2008 describing this transaction. Prior to entering into this agreement, the investor and its legal team performed significant due diligence into the merits of the Company’s case, including extensive discussions with the Company’s legal team, experts, and others involved in the case. The Company believes that the decision of the investor to put forth substantial resources into the case further supports the Company’s belief that it will be successful in its case.

•
Explain further how the Company determined that victories on the validity trials in certain jurisdictions are “strong indicators” that you will be successful in the infringement case and how you determined the probability of such success. Further tell us how your analysis for probability of success is impacted when you lose the validity cases in other jurisdictions.

Response:

As discussed above, the Company believes that it will be able to prove infringement of its patent. Overcoming the hurdles of the validity challenges are a threshold issue to allow the Company to move to trial on infringement. As described above, the Company believes that its infringement case needs only to be successful in only one of the ECB’s jurisdictions in order to successfully extend the economic benefits of the patent, and as a result, losing one or more validity cases does not impact the Company’s assessment that it will be successful in its infringement suit in the jurisdictions where its patent has been held valid (i.e., Germany and The Netherlands to date). The effect of success in any of these jurisdictions or others will have the same impact as if the European Union has a unified patent court system. The loss of a validity case does have an impact on the potential proceeds from a settlement with the ECB, and as described below and in previous responses to the Staff, the Company assesses the overall impact on recoverability of the capitalized expenses by the loss of potential proceeds from these jurisdictions. A series of validity losses could have caused the Company to abandon the case if the Company determined that the cost of continuing the suit was no longer justified. However, based on victories in two of the largest jurisdictions that use the Euro (Germany and the Netherlands) and the potential proceeds associated with these jurisdictions, the case has not reached the point where the overall costs have exceeded its potential future economic benefit.

•	Clarify when the infringement trial will begin and confirm that this case will be tried in only one court (e.g. the Court of First Instance.)

Response:

The case will not be heard in the Court of First Instance because this court ruled that is was not the correct venue for the infringement lawsuit. The Company was in the process of determining the best jurisdiction to file an infringement case when it entered into an agreement with a third party, described above, that appointed that third party with the right to file infringement lawsuits in this matter on behalf of the Company and the third party, with the Company to receive 50% of any gross proceeds of such litigation. The third party is free to file infringement lawsuits in any country where the patent is valid, including multiple countries concurrently. The Company has filed an infringement lawsuit in Belgium in order to preserve its rights in that country with respect to statute of limitation concerns. The Company is scheduled to file a brief in May 2009 with respect to infringement. An infringement trial in Belgium will not occur until at least the second half of 2009, and perhaps much later.

2.
In your response letter dated June 20, 2008 (comment 3) the Company indicates that your discussion of probability factors in your letter dated May 9, 2008 was in the context of the methodology used to test for impairment. We refer you to your statement, “It is the Company’s basic premise that when an infringement case has reached the trial stage, then the probability of a win in such a case will be 50%.

•
It is still unclear why the probability factors included in your impairment analysis would differ from your assessment regarding the probability of success in the infringement litigation. Please explain.

Response:

The Company believes that the assessment of success in a patent infringement case and the assessment of impairment are mutually exclusive analysis. As described above, the Company’s assessment of its potential for success in its infringement suit is based on the case’s evidence and advice of counsel and experts. The Company has followed the concept that once the decision to capitalize the patent infringement costs has been made, then subsequent events that do not change the nature of the asset should be analyzed in the context of impairment testing. The Company believes that this concept is consistent with the decision to capitalize other long-lived assets, such as production equipment or other intangible assets, where the decision to capitalize is based on the nature of the cost while the decision to write-down the asset is based on the estimated economic recovery of the asset.

In our analysis of impairment, the Company recognizes that it does not know the timing or the amount of proceeds from a successful outcome of the litigation with a high degree of certainty. The Company has used conservative estimates in its analysis to allow for uncertainty. The Company notes that in its previous response, the statement “probability of a win in such a case will be 50%” is confusing. The Company should have stated that the probability placed on the cash flows is 50% once it enters the trial stage. The Company does not believe it is appropriate to analyze an asset for impairment using only the best-case scenario. Therefore, in its impairment analysis it presents weighting factors to assess the margin of error in its estimates of timing and amount that support the asset amount.

•
Explain how these probability factors were used in your impairment analysis. In this regard, we note your calculations of the potential proceeds to be received in the ECB litigation in your response to our prior comment 2; however, there does not appear to be any probability notation factored into your calculations. Please explain.

Response:

As described above, the Company uses weighting factors in its impairment analysis in order to assess the margin of error in its estimates of timing and amount that support the asset amount. In our calculation included in the previous response, we used a column in the analysis labeled “Error Discount Factor” to highlight this concept.

3.
Describe the nature of the future cash flow stream of the Company reasonably expects to generate, if any, assuming it’s victorious in the infringement litigation. That is, does the Company expect the ECB to enter into a long-term license for the patented technology and, if so, what’s the basis for that expectation? What factors would affect the amount of such a cash flow stream?

Response:

The Company will seek a lump-sum payment for all past uses of the infringed patented technology, and then will seek an on-going license fee for the continued use of the patented technology. The Company expects that the ECB will choose to pay the ongoing license fees rather than redesign the Euro bank notes to not include the patented technology.

The Company’s basis for this expectation is based on its understanding of the security printing business. The Company has a long history of licensing its other patented technology to commercial security printers for use in commercial and governmental documents in the same manner (% of sales) that it expects the ECB to pay, either via court decision or a license fee settlement.

4.
We note your response to prior comment 4 in your letter dated June 20, 2008 where you indicate that the UK trial incurred the bulk of the legal expense for the development of the core legal arguments that are used throughout the cases in all the other jurisdictions. You refer to your “unified asset” approach, based on a view that the Company is building a cumulative knowledge base throughout the various validity trials. However, it would seem that you have incurred costs that are specifically related to litigating in a particular jurisdiction, such as, for example, researching jurisdictional case law, preparing briefs, and filing motions uniquely jurisdictional that do not clearly benefit defense actions in other jurisdictions.

•
Explain to us why the cost of defense efforts incurred in connection with any lost validity case that does not clearly benefit future validity cases should not be written off. If such an amount cannot be reliably measured, explain why the entire amount associated with a lost validity case should not be written off.

Response:

As discussed in a previous response, the Company has based its decision to capitalize the costs associated with its litigation efforts based on the guidance presented in FASB Concept Statement No. 6 and related guidance in AICPA Technical Questions and Answers, Section 2260, Other Assets, paragraph .03, Legal Expenses Incurred to Defend Patent Infringement Suit. The Company has not interpreted this guidance to require a line-by-line allocation of legal time associated with each activity of the legal team to prepare, file and litigate in each jurisdiction. The Company believes that a requirement to identify exactly which costs incurred during a legal process were clearly beneficial to the overall success of a lawsuit would lead to a overly subjective process that would present inconsistent information to the user of the financial statement.

From the outset, the Company’s goal was to obtain economic recovery of its lost revenue due to the infringement of the patent. It is our understanding that in most patent dispute cases, including in the United States, the settlement of patent dispute cases occur in one court and one jurisdiction. The Company was challenged by the unique circumstances that it faced by having a multi-jurisdictional case for the dispute of one patent. However, as discussed in the Company’s previous response, despite the unique circumstances of the European Patent system, the Company believes that the underlying economics of its multi-jurisdictional case is similar to a typical patent infringement case, and therefore, should be accounted for similarly. In a single jurisdiction case, it would not be unexpected that certain motions, claims, and other actions that occur during the case are not favorable to the suing party. However, if, at the end of the case, the plaintiff is victorious, then it would not be appropriate nor expected to disseminate the costs associated with each individual action within the case in order to capitalize only those costs that were clearly beneficial to the end result of the case. The Company believes that such a process would not be in accordance with the conceptual guidance that governs the capitalization of patent litigation costs. The Company believes that the same concepts should be applied in its case against the ECB since the overall nature of all of the costs incurred are based on the Company’s efforts to achieve a successful ruling in its patent infringement case. In addition, while the Company’s case is multi-jurisdictional, as explained above, a victory by the Company in any one jurisdiction will have the same effect on the ECB as if the Company won in all jurisdictions since the ECB uses the technology unilaterally throughout all the jurisdictions and could not realistically change its use of the technology based on the jurisdiction in which the banknote is circulated.

•	If you continue to believe the incurred costs do directly benefit future validity cases, provide us evidence supporting that belief and the related amount.

As stated above, the Company believes that a process to bifurcate the costs associated with a patent infringement case based on whether those costs were clearly beneficial or not to the eventual outcome of the case is not consistent with the conceptual guidance that governs the capitalization of patent litigation costs. The Company believes that all of the various sub-actions of its multi-jurisdictional case are a necessary component of the overall case and should be analyzed as one “unified” asset.

For the patent validity case in the United Kingdom, which was scheduled as the first validity trial in the case, the Company incurred approximately $1,144,000 thru June 30, 2008 for approximately 1,700 hours from its law firm in the case, McDermott, Will & Emery. Of that time, approximately 1,000 hours were for research, information gathering, litigation strategy, expert witness discussions, drafting of court documents and pleadings. The remaining 600 hours were for trial preparation, submittals, and trial attendance.

For the German validity case, the Company incurred approximately $235,000 thru June 30, 2008 for approximately 292 hours by the Company’s law firm in the case, Becker, Kurig & Straus. Of that time, approximately 249 hours (79%) were for drafting and review of pleadings and for preparation, 11 hours (4%) for trial attendance, 8 hours (3%) for translations, with the remainder for meetings, communications and travel time. For the French validity case, the Company only incurred approximately $200,000 thru June 30, 2008 for approximately 314 hours by the Company’s law firm in the case, Hirsch & Associates, Of that time, approximately 262 hours (83%) were for drafting and review of pleadings and for preparation, 10 hours (3%) for trial attendance, 8 hours (3%) for checking translations, with the remainder for meetings, communications and travel time. The costs for both of the cases were significantly less than the costs of the UK trial as a result of the carryover benefit of the research, preparation and documentation that was performed for the UK case. Furthermore, the Company believes that the case in France was beneficial to the overall case in that it allowed the Company to hear any new arguments that the ECB had in response to the Company’s victory in Germany. During this trial, the Company learned that the ECB’s case against validity was focused on the aforementioned issue of added matter. The Company believes that the issue of added matter has the least impact against its case of infringement. Subsequent to the French case, the Company was successful in its validity case in the Netherlands, which success was partially based on the Company’s ability to address the issues argued in the French court case.

Furthermore, the Company does not believe that a meaningful delineation of costs incurred in each patent validity or infringement case between which costs are or are not clearly beneficial to the other validity cases and future infringement cases can be made for other than immaterial court or filing fess. Rather, each case is a necessary sub-component of the overall lawsuit that requires each party to change and adapt its arguments for each case based on the information gained from the previous cases, and, despite the unique circumstances presented by the European multi-jurisdictional patent system, that the costs associated with each case should be treated in a similar manner to single jurisdictional case.

5.
Please tell us whether you consulted with the Company’s independent auditors when responding to the Staff’s comments regarding capitalized defense costs and explain whether or not they concur with all of the views expressed in the Company’s response.

Response:

The Company has consulted with our independent auditors when responding to the Staff’s comments and they concur with our accounting treatment.

Thank you for your assistance in this matter. Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Officer

__/s/ Philip Jones Philip Jones Acting Chief Financial Officer (Vice President of Finance)